[PMFG Letterhead]
October 14, 2008
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	PMFG, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2008 Filed September 9, 2008, File No. 1-34156
Dear Ms. Blye:
     Set forth below are the responses of PMFG, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by facsimile on September 26, 2008 (the “Comment Letter”), concerning the above referenced filing.
     For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
General
1.	You state on pages 21, 38, and 70 of your Form 10-K that Burgess-Manning, Inc., a subsidiary of Nitram Energy, Inc., which you acquired in April 2008, has made a voluntary disclosure to OFAC regarding the sales of industrial separators to Iran. Iran is identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include detailed disclosure regarding the referenced contacts with Iran. Please describe to us the nature and extent of your and/or Burgess-Manning, Inc.’s past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you and/or Burgess-Manning, Inc. have provided into Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.
Response: The Company is strongly committed to compliance with all applicable laws, including U.S. export and reexport laws, and the Company does not, and to its knowledge its subsidiaries do not, directly transact business in or with Iran or otherwise indirectly transact business in violation of applicable law. Specifically, the Company’s Corporate Code of Conduct

Ms. Cecilia D. Blye
Securities and Exchange Commission
October 14, 2008

for Directors and Employees requires that all directors and employees “conduct the business of the Company in accordance with all applicable laws, rules and regulations.”
Through its acquisition of Nitram Energy, Inc. (“Nitram”) in April 2008, Peerless Mfg. Co., a wholly owned subsidiary of the Company, acquired indirect ownership of Burgess-Manning, Inc. (“Burgess-Manning”). Prior to the acquisition, Burgess-Manning had filed with the Office of Foreign Assets Control (“OFAC”) a voluntary disclosure concerning certain activities in support of its majority-owned, separately incorporated United Kingdom subsidiary, Burgess-Manning Europe, Ltd. (“BMEL”), which potentially implicated the Iranian Transactions Regulations (“ITR”).
BMEL designs and engineers industrial separators and silencers and sells these products to various customers located in Europe and the Middle East. Industrial separators are large steel vessels used to separate water, oils, other fluids and solids suspended in natural gas. These products are also used in non-natural gas applications in the petrochemicals industry. BMEL employs a staff of approximately 15 individuals and had fiscal year 2007 sales of approximately $7.7 million, which was approximately 18 percent of Burgess-Manning’s sales for the same period.
During the period 2004 to 2007, BMEL sold a number of industrial separators to Iranian customers. The industrial separators produced by BMEL and sold for Iranian customers were not of U.S. origin and had no U.S. content. While neither BMEL nor the products involved were subject to U.S. jurisdiction, the circumstances under which Burgess-Manning provided certain accounting support to BMEL during this period raised potential issues under the ITR. BMEL had limited internal accounting staff, and as a result most accounting work was outsourced to the U.S. headquarters office of Burgess-Manning. Burgess-Manning believes there are valid arguments to support the permissibility of the activities involved, nevertheless, out of an abundance of caution, Burgess-Manning filed a voluntary self disclosure with OFAC for its consideration. Burgess-Manning also took steps to ensure there should be no recurrence of these issues, hiring an outside accounting firm in the U.K. and giving to this firm the accounting work that Burgess-Manning did previously. Burgess-Manning has provided no accounting support to BMEL since January 2006.
This matter remains under review at OFAC. As a result, it is not possible to provide further comment on any particular disposition of this matter at this time. The Company will disclose in future filings, as appropriate, any material development in Burgess-Manning’s interaction with OFAC, and any penalty or other resolution of this matter.
2.	In addition, please tell us, in reasonable detail and with a view to disclosure in future filings, the material facts underlying the voluntary disclosure to OFAC. You should tell us the nature and period of the alleged violations, and the current status of any OFAC proceedings. Also, briefly discuss any remedial or preventative measures you have undertaken or intend to implement in the context of the alleged violations. Finally, please represent that you will disclose in future filings, as

Ms. Cecilia D. Blye
Securities and Exchange Commission
October 14, 2008

appropriate, any material development in your interaction with OFAC, and any penalty or settlement involved in the resolution of the matter.
Response: Please see the Company’s response to Comment 1 above. As disclosed above, the events that preceded the voluntary disclosure to OFAC occurred before BMEL’s indirect parent was acquired by the Company. At the time of the acquisition, Nitram and its subsidiaries, including Burgess-Manning and BMEL, became subject to the Company’s internal controls and compliance procedures, including the Company’s Corporate Code of Conduct for Directors and Employees. As discussed above, the Company will disclose in future filings, as appropriate, any material development in Burgess-Manning’s interaction with OFAC, and any penalty or other resolution of this matter.
3.	Please discuss the materiality of any contacts with Iran described in response to the foregoing comments, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.—designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.
Response: Please see the Company’s responses to Comments 1 and 2 above. The Company does not believe that the contacts with Iran are material in quantitative or any other terms. As disclosed above, all of BMEL’s sales to Iran occurred before the Company acquired Nitram, the indirect parent of BMEL. BMEL’s bookings to Iran were approximately $140 thousand in its fiscal 2006,1 and BMEL had no bookings to Iran in its fiscal 2007 and fiscal 2008. The Company had additional indirect revenue from Iran through Peerless, Europe Ltd., its wholly owned subsidiary in the United Kingdom, of $2.4 million in fiscal 2006, $1.1 million in fiscal 2007 and $0.0 million in fiscal 2008. The Company has no knowledge of any other direct or indirect revenue from, or sales to, Iran by it or its subsidiaries during these years or during the current fiscal year. In evaluating the quantitative factors related to BMEL’s contacts with Iran, the Company also considered that $10.9 million of the Nitram purchase price was placed in escrow to reimburse the Company for any expenses to which it is entitled to indemnification from Nitram under the acquisition agreements. A substantial majority of this $10.9 million is available to reimburse the Company for potential costs, fines or penalties related to the OFAC voluntary disclosure. The Company presently believes that Nitram’s indemnification obligations

[1]	BMEL issued invoices of approximately $6.45 million in its fiscal 2006 related to prior sales to Iranian customers.

Ms. Cecilia D. Blye
Securities and Exchange Commission
October 14, 2008

and the escrow will be sufficient to compensate the Company for any costs, fines or penalties related to BMEL’s contacts with Iran.
In evaluating the materiality of the contacts with Iran, the Company also considered qualitative factors that a reasonable investor may deem important in making an investment decision, such as the potential impact of these activities and the voluntary OFAC disclosure on the Company’s reputation and share value. The Company does not believe that its reputation or share value have been adversely affected by any contacts with Iran. Importantly, BMEL’s contacts with Iran occurred before the Company acquired Nitram. Burgess-Manning, BMEL and the other subsidiaries of Nitram are now subject to the Company’s policies intended to prevent any future transactions involving Iran that would constitute a material investment risk to the Company’s stockholders. In addition, the Company did not conduct any business with Iranian customers in fiscal 2008 or in the current fiscal year.
* * * * * * *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 353-5510, or by facsimile at (214) 351-4172.

Very truly yours,
/s/ Henry G. Schopfer
Henry G. Schopfer

cc:	Peter J. Burlage, PMFG, Inc.
James O’Bannon, Jones Day
Nicholas F. Coward, Baker & McKenzie LLP